SECURITIES AND EXCHANGE COMMISSION
                                                     Washington,D.C. 20549



                                                           FORM 12b-25
                                                  Notification of Late Filing


(Check one): [ X ] Form 10-KSB;  [   ] Form 20-F;  [   ] Form 10-QSB;  [
] Form N-SAR


For period ended: December 31, 2000


[  ] Transition Report on Form 10-K and Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q or Form 10-QSB
[  ] Transition Report on Form N-SAR
For the transition period ended ___________________


                                                   SEC File Number 1-15383
                                                   CUSIP Number  91732M 10 5


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_________________________.


                                              PART I - REGISTRANT INFORMATION


                                                     USURF America,Inc.
                                                    (Full Name of Registrant)




                                                     (Form Name, if Applicable)


                                                     8748 Quarters Lake Road
                                                     Baton Rouge,Louisiana 70809
                                         (Address of Principal Executive Office)


                                             PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b25(b), the following should be completed. (Check appropriate box).


[ X ]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated
                without unreasonable effort or expense;


[ X ]  (b)   The subject annual report, semi-annual report, transition
report on Forms 10-K, 10-KSB, 20-F, 11-K
                or form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


[   ]  (c)   The accountant's statement or other exhibit required by Rule
12b25(c) has been attached if applicable.



                                                                  PART III
- NARRATIVE


State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.


                  The Annual Report on Form 10-KSB could not be filed because the independent auditors of
                  Registrant have not completed the preparation of Registrant's audited financial statements.


                                               PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.


                          David M. Loflin      (225) 922-7744
0                          (Name)              (Telephone Number, area code)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of
          1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).


          [ X ]  Yes             [   ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


          [ X ]  Yes             [   ]  No


          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannon be made.


                  Results of operations will reflect decreased revenues, due to a rapid decline in the Company's dial
                  -up Internet access business, the decline being substantially caused by the Company's
                  CyberHighway subsidiary being forced into bankruptcy in September 2000. The Company will report a loss from operations attributable to the operating loss of its dial-up access business, as well as the issuance of common stock for services to consultants, at a level comparable to that for the year ended December 31, 1999.


                  The Company's balance sheet at December 31, 2000, will reflect the impairment of the Company's customer base and goodwill, resulting from the bankruptcy described above. Substantially all of the
                  Company's dial-up customer base and associated goodwill will be deemed impaired, resulting in a substantial decrease in total assets and shareholders' equity compared to December 31, 1999.



                                              USURF AMERICA, INC.
                                              (Name of Registrant as
                                               Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



        Date: March 29, 2001.             By: /s/ David M. Loflin
                                              David M. Loflin
                                              President and
                                              Acting Principal Financial Officer